VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	March 20, 2019

Re: Notice of Disclosure Filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that PartnerRe Ltd. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 20, 2019.

Respectfully submitted,
PartnerRe Ltd.

By:    /s/ Gerd Maxl
Name:    Gerd Maxl
Title:    Chief Legal Counsel

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com